Exhibit 1

MEDIA

RELEASE

11 OCTOBER 2013

WESTPAC TO ACQUIRE SELECT BUSINESSES OF LLOYDS BANKING GROUP AUSTRALIA

•                  Westpac to acquire Capital Finance Australia Ltd (CFAL) and BOS International Australia Ltd (BOSI) for $1.45 billion.

•                  Comprises motor vehicle finance book of $3.9 billion and equipment finance book of $2.9 billion and a corporate loan portfolio of $1.6 billion.

•                  Westpac’s strong balance sheet ensures the acquisition will be fully funded from internal resources.

•                  The transaction meets Westpac’s disciplined acquisition criteria and is expected to be EPS accretive in FY14.

Westpac today announced it has entered an agreement to acquire Lloyds Banking Group’s Australian asset finance business, CFAL, and its corporate loan portfolio, BOSI, for $1.45 billion. This follows Lloyds’ decision to focus on its UK business.

Westpac Group Chief Executive Officer, Gail Kelly, said the acquisition would deliver benefits to shareholders and was a good strategic fit with the existing businesses of St.George and Westpac Institutional Bank (WIB).

“This is a value creating, straightforward transaction that makes both commercial and strategic sense. These are strongly performing businesses that we know well and that will expand our reach and capability in target segments,” Mrs Kelly said.

“Importantly the transaction meets our strict acquisition criteria and shareholders will see a benefit to earnings per share in FY14.

“Our strong capital position has allowed us to expand our business without having to raise additional equity.”

Given the proven earnings profile and meaningful synergies, this transaction will deliver approximately $100 million in additional cash earnings by financial year 2015.

Additional benefits from the transaction include:

•                  Expanding the Group’s capability and reach within equipment finance;

•                  Building scale and geographic diversity within the Group’s motor vehicle finance business; and

•                  Deepening customer relationships with the opportunity to cross sell other Westpac Group products.

CFAL’s motor vehicle finance and equipment finance business has total receivables of $6.8 billion across 213,000 consumer and commercial customers.

The motor vehicle finance business will complement St. George’s existing motor vehicle finance business given CFAL’s business features regional and rural Australia, while St.George’s business is focused on metropolitan areas. As a result, the acquisition will expand the Group’s traditional footprint.

CFAL’s equipment finance business specialises in the leasing of large trucks, construction and earth moving equipment and office and computer equipment.

As an operating lease specialist, the acquisition of CFAL will enable WIB to provide a more comprehensive suite of leasing solutions to customers.

The corporate lending portfolio totals $2.7 billion of commitments. It is a high quality investment grade portfolio with exposure across Australian corporates, financial institutions and infrastructure and energy projects. Westpac already has relationships with 80% of these customers.

The purchase price of $1.45 billion includes approximately $1.19 billion in net tangible assets and approximately $260 million in goodwill. Integration costs are expected to be around $130 million (pre tax) and ongoing synergies are estimated at $70 million (pre tax) per annum.

The acquisition will be funded from internal resources and is estimated to have a 38 basis point impact on Westpac’s Common Equity Tier 1 Ratio.

The deal is not subject to regulatory approvals and is expected to be completed on 31 December, 2013. However, Westpac has notified the Australian Competition and Consumer Commission of the transaction and is co-operating with the Commission’s informal merger review process.

The acquisition will not impact Westpac’s 2013 results that will be released on 4 November 2013.

Ends

For Further Information Paul Marriage Westpac Media Relations TEL 02 8219 8512 MOB 0401 751 860 Jan Chessell Westpac Media Relations TEL 02 8253 0753 MOB 0403 648 383	Andrew Bowden Investor Relations TEL 02 8253 4008 MOB 0438 284 863